Oranjtek Co.

3422 Old Capitol Trail, Suite 700

Wilmington, Delaware 19808

February 11, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:	OranjTek Co.
Registration Statement on Form S-1
Declared Effective January 30, 2015
File No. 333-198300

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the "Act"), Oranjtek Co. (the "Company") requests the withdrawal of the Company's Registration Statement on Form S-1 originally filed on August 22, 2014 and declared effective by the SEC on January 30, 2015, File No. 333-198300 (the "S-1 Registration Statement").

The Registrant no longer intends to proceed with a registered public offering of its securities at this time. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

If you have any questions regarding this application, please contact our legal counsel, Gregg E. Jaclin at (609) 275-0400.

Very truly yours,

Oranjtek Co.

By:	/s/ Karen Travis
Name: Karen Travis
Title: President and Sole Director